                                                     EXHIBIT 8

                                               OPINION RE TAX MATTERS

                                         WATKINS LUDLAM WINTER & STENNIS, P.A.

633 North State Street (39202)                                                     Tel (601) 949-4900
Post Office Box 427                                                                Fax (601) 949-4804
Jackson, Mississippi  39205                                                        www.watkinsludlam.com
MEMBER:  MERITAS LAW FIRMS WORLDWIDE

                                                [         ], 2006

Board of Directors:
The First Bancshares, Inc.
6480 U.S. Highway 98
Hattiesburg, Mississippi  39402

Board of Directors:
First National Bank of Wiggins
124 Border Avenue
Wiggins, Mississippi  39577

         Re:      The  Federal  Income  Tax   Consequences   of  Certain   Matters   Arising  Under  the  Corporate
                  Reorganization Provisions of the Internal Revenue Code of 1986, As Amended

Gentlemen:

         You have requested our opinion  regarding the federal income tax  consequences  of the proposed  merger of
First National Bank of Wiggins,  Wiggins,  Mississippi,  a national  banking  association  ("FNB Wiggins") with and into The First, A National Banking  Association,  Hattiesburg,  Mississippi,  ("The First") (the "Merger").  Unless
otherwise  noted,  the capitalized  terms herein shall have the same meaning ascribed to such terms in that certain
Agreement  and Plan of Merger by and among The First  Bancshares  Inc.,  Hattiesburg,  Mississippi,  a  Mississippi
corporation and registered bank holding company ("First  Bancshares"),  The First and FNB Wiggins,  dated as of May
19, 2006 (the "Merger  Agreement").  This opinion is rendered in  satisfaction of the closing  condition  described in Section 9.1(e) of the Merger Agreement.

         We have  examined and are familiar with the Merger  Agreement  regarding  the proposed  transactions,  the
Proxy   Statement  /  Prospectus  of  First   Bancshares   and  FNB  Wiggins   dated  [  ],  2006,   regarding  the
proposed  transactions,  certain  financial  statements  of the  parties  to the  proposed  Merger,  and such other documents as we have deemed  sufficient to enable us to express our informed opinion.  In our examination,  we have assumed the  genuineness of all  signatures,  the legal capacity of all natural  persons,  the  authenticity of all documents  submitted to us as originals,  the conformity to original documents of all documents  submitted to us as certified,  conformed or  photostatic  copies and the  authenticity  of the originals of such copies.  In rendering this  opinion we have relied not only on such  documents  but also on the  representations  and  statements  of the parties to the proposed Merger,  some of which are stated in the Certificates,  attached hereto as Exhibits "A" and
"B",  regarding certain matters addressed in this opinion,  and the following factual  information  supplied by the parties to the proposed Merger Agreement.

I.       BACKGROUND FACTS CONCERNING CORPORATE PARTIES

A.       First Bancshares and The First

         First  Bancshares  is a bank holding  company  headquartered  at 6480 U.S.  Highway 98 West,  Hattiesburg,
Mississippi  39402.  Its principal  subsidiary is The First, a National Banking  Association.  The First serves the cities of Bay St. Louis, Hattiesburg,  Laurel, Pascagoula,  Picayune, Purvis, and the surrounding areas of Forrest,
Hancock,  Jackson,  Jones,  Lamar,  and Pearl River Counties in Mississippi.  As of June 30, 2006, First Bancshares
had total  assets of  $300.4  million;  total  deposits  of $247.4  million,  total  loans of $204.4  million,  and shareholders' equity of $18.3 million.

[         ], 2006

         The First is a national  banking  association  headquartered  at 6480 U.S.  Highway 98 West,  Hattiesburg,
Mississippi  39402.  The First also has  branch  offices  located  at:  (1) 835 Hwy 90,  Suite 4 in Bay St.  Louis,
Hancock  County,  Mississippi;  (2) 631 Hwy 589 in Purvis,  Lamar  County,  Mississippi;  (3) 2702  Lincoln Road in
Hattiesburg,  Forrest County, Mississippi;  (4) 3318 Hardy Street in Hattiesburg,  Forrest County, Mississippi; (5)
Hwy 15 North in Laurel,  Jones  County,  Mississippi;  (6) 1506-B Hwy 43 South in  Picayune,  Pearl  River  County,
Mississippi;  and (7) 1126  Jackson  Avenue,  Suite  101 in  Pascagoula,  Jackson  County,  Mississippi.  The First
provides a full complement of consumer and commercial banking services in south Mississippi.

         First  Bancshares  and The First each have the  corporate  power and  authority to own,  lease and operate their properties and assets and to carry on their businesses as they are now being conducted.

         First  Bancshares  has  10,000,000  shares  of  authorized  Common  Stock,  $1.00 par  value  (the  "First
Bancshares  Common Stock"),  and authority to issue up to 10,000,000  shares of Preferred  Stock,  $1.00 par value, with such  preferences,  limitations,  and relative  rights as determined  by the Board of Directors.  No shares of preferred stock are currently issued and  outstanding.  As of the date of the Merger,  [2,375,200]  shares of First
Bancshares  Common Stock were issued and outstanding.  The outstanding  shares of First Bancshares Common Stock are validly issued and outstanding, fully paid and nonassessable.

         First  Bancshares  does not own,  directly or  indirectly,  five percent  (5%) or more of the  outstanding capital stock or other voting  securities of any  corporation,  bank, or other  organization  except The First. The presently  authorized  capital of The First consists  solely of 10,000,000  shares of common stock of the par value of $5.00 each (the "The First Common Stock") and no preferred  stock.  As of the date hereof,  [529,896]  shares of
The First Common Stock were issued and  outstanding.  The outstanding  shares of The First Common Stock are validly issued  and  outstanding,  fully  paid and  nonassessable  and all  (100%) of such  shares  are owned  directly  or indirectly  by First  Bancshares,  free and  clear of all  liens,  claims  and  encumbrances.  The  shares of First
Bancshares  Common Stock to be issued in  connection  with the Merger  pursuant to the Merger  Agreement  have been duly  authorized  and, when issued in accordance  with the terms of the Merger  Agreement,  will be validly issued, fully paid, and nonassessable.

         First  Bancshares and The First are engaged only in the general  banking  business and activities  closely related to banking,  as  authorized by the banking laws of the United  States,  the State of  Mississippi,  and the
regulations issued pursuant thereto.

         The books of account of First  Bancshares  and The First are maintained on a calendar year basis and First
Bancshares  computes  its income  under the accrual  method of  accounting.  First  Bancshares  is the parent of an affiliated group that, for federal income tax purposes, includes The First.

B.       FNB Wiggins

         FNB Wiggins is a national banking  association  headquartered at 124 Border Avenue,  Wiggins,  Mississippi
39577.  FNB Wiggins  provides  various  consumer  and  commercial  banking  services  to Wiggins and Stone  County,
Mississippi.  FNB Wiggins has the  corporate  power and  authority  to own,  lease and operate its  properties  and assets and to carry on its business as it is now being conducted.

         The authorized  capital of FNB Wiggins  consists  solely of 50,000 shares of common stock of the par value of $10.00 each (the "FNB Wiggins  Common Stock") and no preferred  stock.  As of the date hereof,  [23,728]  shares of such authorized  common stock were issued and  outstanding.  The outstanding  shares of FNB Wiggins Common Stock are validly issued and outstanding,  fully paid and  nonassessable.  There are no outstanding  options,  conversion rights,  warrants,  calls,  rights,  commitments  or agreements to issue any form of stock or other security of FNB
Wiggins.  There are no  outstanding  obligations  or  commitments  to  purchase,  redeem or  otherwise  acquire any outstanding  shares of common  stock of FNB  Wiggins.  FNB  Wiggins  does not own,  directly  or  indirectly,  five percent (5%) or more of the  outstanding  capital  stock or other voting  securities of any  corporation,  bank, or other organization.

[         ], 2006

         FNB Wiggins is engaged only in the general  banking  business and activities  closely  related to banking, as authorized by the banking laws of the United States of America and the regulations issued pursuant thereto.

         The books of account of FNB Wiggins are  maintained on a calendar year basis and FNB Wiggins  computes its income under the accrual method of accounting.

II.      BUSINESS REASONS FOR AND DESCRIPTION OF THE PROPOSED MERGER

A.       Reasons for the Merger

         In reaching its  determination  that the Merger and Merger Agreement are fair to and in the best interests of FNB Wiggins and its  shareholders,  the FNB Wiggins Board  consulted with its legal and financial  advisors,  as well as with FNB Wiggins'  management,  and  considered a number of factors,  including,  without  limitation,  the following:

                  (a)      the  enhanced  opportunities  for  operating  efficiencies  (particularly  in  terms  of integration of operations,  data processing and support functions,  although the FNB Wiggins Board did not quantify  such  anticipated  operating  efficiencies)  that could  result  from the Merger,  the  enhanced opportunities  for growth  that the Merger  would make  possible,  and the  respective  contributions  the parties would bring to a combined institution;

                  (b)      that upon  consummation  of the Merger,  First  Bancshares  and its  banking  subsidiary would continue to be well capitalized  institutions,  the financial  positions of which would be in excess of all applicable regulatory capital requirements;

                  (c)      the fact that the value assigned  under the terms of the Merger  Agreement to the shares of First  Bancshares  Common  Stock  which will be  received  by holders of FNB  Wiggins  Common  Stock is
         $19.00,  while the actual  trading  price of shares of First  Bancshares  Common Stock on the NASDAQ stock exchange on the date of the Merger Agreement was [$21.60];

                  (d)      First  Bancshares  and  The  First  were  the  most  attractive  choice  as a  long-term affiliation partner of FNB Wiggins;

                  (e)      the  expectation  that the  Merger  will  generally  be a  tax-free  transaction  of FNB
         Wiggins and its shareholders to the extent such  shareholders  receive shares of First  Bancshares  Common
         Stock;

                  (f)      the  current  and  prospective  economic  and  regulatory  environment  and  competitive constraints facing FNB Wiggins and the banking and financial institutions in FNB Wiggins' market area;

                  (g)      the fact that  inquiries  of five other  financial  institutions  regarding  a potential business combination did not result in a more favorable proposal than the First Bancshares proposal;

                  (h)      the recent business combinations involving financial  institutions,  either announced or completed,  during the past year in the United States,  the State of Mississippi and contiguous states and the effect of such combinations on competitive conditions in FNB Wiggins' market area; and

                  (i)      the terms of the Consent  Order and,  based on  historical  efforts of FNB Wiggins since the issuance of the Consent  Order,  the  reasonable  likelihood  that FNB Wiggins  would not reach a more favorable solution to resolve the sell, merge, or liquidate requirements under the Consent Order.

         Based on the foregoing,  the FNB Wiggins board approved the Merger  Agreement and unanimously  recommended that the holders of FNB Wiggins Common Stock vote "for" approval of the Merger Agreement.

[         ], 2006

         The boards of directors of First  Bancshares  and The First believe that by expanding the customer base of
The First into the FNB  Wiggins  service  territory,  the Merger  should  enhance  the  earnings  capacity of First
Bancshares and The First by enabling The First to deliver products and provide  services to that enlarged  customer base, and by permitting  cost savings through  consolidation  of operations.  In addition,  the boards of directors of First  Bancshares  and The First believe that the  combination of The First and FNB Wiggins will allow The First and FNB Wiggins to increase  overall  efficiency  and take  advantage of economies  of scale in several  areas.  In evaluating the Merger,  the boards of directors of The First and First Bancshares  considered a variety of factors, including the respective results of operations,  financial condition and prospects of First Bancshares,  The First, and  FNB  Wiggins;  the  compatibility  and  complementary  nature  of the  respective  businesses  and  managerial philosophies of First Bancshares,  The First, and FNB Wiggins;  and the relative prices paid in recent acquisitions of financial institutions.

         As a result of the greater economic  strength flowing from the Merger,  the resulting bank will be able to render increased banking services to the banking public in the respective  relevant  geographic  markets of each of the banks party to this  transaction.  The merger will further the economic  progress and development of the market areas  currently  served by The First in  Mississippi  and of the market areas  currently  served by FNB Wiggins in
Mississippi.

B.        Description of Proposed Merger

         The proposed  Merger will be structured in accordance with the preceding  statements of background  facts, the Merger  Agreement,  the laws of the State of Mississippi  and the United  States,  the  representations  of the parties to the transactions, and the following descriptions:

         Upon  consummation  of the Merger,  FNB Wiggins will be merged with and into The First and the FNB Wiggins
Common  Stock issued and  outstanding  at the  Effective  Date (other than  holders of  Dissenting  Shares) will be converted into the right to receive and be  exchangeable  for cash and shares of First  Bancshares  Common Stock in the amount of the Merger Consideration.

          Upon completion of the Merger,  FNB Wiggins  shareholders will receive in the aggregate cash and stock of
First Bancshares having a combined value of approximately  $4,152,400  ("Merger  Consideration").  This approximate value is based upon the terms of the Merger  Agreement,  which  states that FNB Wiggins  shareholders  will receive approximately  $175.00 in value (in the form of cash and/or First  Bancshares  Common Stock as described below) for each share of FNB Wiggins  Common Stock they own. For purposes of the Merger  Consideration,  the Merger  Agreement
states that First Bancshares  Common Stock will be valued at $19.00.  Shares of First Bancshares  Common Stock were trading for  [$21.60] on the NASDAQ stock  exchange on day prior to the date of this  letter,  and said shares have traded on that same exchange for prices  ranging from [$12.50 to $32.00]  between the date of the Merger  Agreement and the day prior to the date of this letter.

         Under the terms of the Merger Agreement,  FNB Wiggins  shareholders will be entitled to receive the Merger
Consideration,  consisting  of $87.50  per share in cash  ("Cash  Element")  and 4.605  shares of First  Bancshares
Common  Stock  ("Stock  Element"),  in  exchange  for  each  share  of FNB  Wiggins  Common  Stock  owned  by them, representing approximately 50% cash and 50% stock as consideration for their shares.

         As a result of the Merger and subject to certain  limitations  provided  for within the Merger  Agreement, shares of FNB Wiggins  Common Stock issued and  outstanding  immediately  prior to the Effective  Date,  other than
Dissenting  Shares,  shall by virtue of the Merger be converted  into and  represent the right to receive the Stock
Element,  the cash  payable  in lieu of  fractional  shares,  and the Cash  Element  less a pro rata share of Seven
Hundred and Eighty Thousand Dollars  ($780,000) in Consideration  Deductions (which represents $32.873 per share of outstanding FNB Wiggins Common Stock),  which are defined as follows:  (i) Two Hundred and Eighty Thousand  Dollars
($280,000) which  represents a maximum of 50% of the cost of cancellation of FNB Wiggins' data processing  contract with Brasfield  Technology,  LLC; (ii) Two Hundred Thousand Dollars ($200,000) which represents a potential payment under that certain  Confidential  Term Sheet between FNB Wiggins and Richton Bank & Trust Company dated January 20,
2006 ("Richton Letter of Intent");  and (iii) Three Hundred  Thousand  Dollars  ($300,000) to account for potential losses related to the Mortgage Loan Purchase and Sale Agreements dated October 31, 2005 and December 16, 2005.

[         ], 2006

         On the Effective  Date,  First  Bancshares  shall deposit into an escrow account cash in the amount of the
Consideration  Deductions  (the  "Escrow  Fund") in  accordance  with the terms of the  escrow  agreement  which is attached to the Merger  Agreement as Exhibit E ("Escrow  Agreement").  A distribution to the holders of FNB Wiggins
Common Stock (other than holders of dissenting  shares) of certain  portions of the Escrow Fund remaining after the payment of any Actual  Loss (as  defined in the Escrow  Agreement)  shall be made in  accordance  with the  methods stated in the  Escrow  Agreement  and upon the  occurrence  of each of the  following  events:  (a) the date of the execution of a settlement  and release or the entering of a final  judgment with regards to any amounts owed by FNB
Wiggins to Brasfield  Technology,  LLC, for  termination  fees related to the  termination  of the data  processing agreement  between FNB Wiggins and Brasfield  Technology,  LLC; (b) the date of the  execution of a settlement  and release or the  entering of a final  judgment  with  regards to the suit  brought by Richton  Bank & Trust  Company against FNB Wiggins for breach of the Richton  Letter of Intent;  and (3) December  16,  2006,  with regards to any amounts  paid  according to that  certain  Mortgage  Loan  Purchase  and Sale  Agreements  whereby FNB Wiggins sold certain assets with recourse to SNGC,  LLC.  Notwithstanding  the  foregoing,  on May 19, 2009, or upon the earlier termination of the Escrow  Agreement,  whichever  occurs first,  the balance  remaining in the Escrow Fund shall be distributed  to the holders of FNB Wiggins  Common Stock (other than holders of  dissenting  shares) in  accordance with the terms of the Escrow Agreement.

         If  prior  to the  Effective  Date the  outstanding  shares  of First  Bancshares  Common  Stock  shall be increased,  decreased,  changed  into or  exchanged  for a  different  number  or class of  shares by reason of any reclassification,  recapitalization,  stock split or reverse stock split,  split-up or if a stock dividend  thereon shall be declared with a record date within such period,  or by reason of a combination  or exchange of shares in a transaction  in which  First  Bancshares  is  effectively  acquired,  or other like  changes  in First  Bancshares'
capitalization shall have occurred, then the Merger Consideration shall be adjusted accordingly.

         The  Merger  Consideration  was  determined  by a  process  of arm's  length  negotiations  involving  the managements of FNB Wiggins,  The First, and First Bancshares and their  respective  advisors.  The number of shares of First  Bancshares  Common  Stock which will be issued upon  consummation  of the Merger  [109,274  shares]  will constitute  approximately [4.40%] of the shares of First Bancshares Common Stock outstanding  immediately after the
Effective Date. These  calculations do not make any adjustment for fractional  shares or Dissenting  Shares and are based upon the number of shares of FNB Wiggins Common Stock and First  Bancshares  Common Stock  outstanding on the
Record Date.

         No  fractional  shares of First  Bancshares  Common  Stock will be issued in the  Merger.  Any FNB Wiggins shareholder  otherwise  entitled to receive a fractional share of First Bancshares Common Stock will be paid a cash amount in lieu of any such  fractional  share  determined by multiplying  (i) the Merger  Agreement  Price of First
Bancshares  Common Stock ($19.00),  by (ii) the  fraction of a share of First Bancshares Common Stock to which such holder would otherwise be entitled.

         After  the  Merger,  First  Bancshares  and  The  First  will  continue  their  historic  businesses  in a substantially unchanged manner and in their current corporate form.

III.     DISCUSSION OF APPLICABLE REORGANIZATION PROVISIONS

         In form, the Merger satisfies the requirements  for treatment as a tax-free  reorganization  under Section
368(a)(1)(A)  and Section  368(a)(2)(D) of the Internal  Revenue Code of 1986, as amended (the "Code").  These Code sections  describe a statutory  merger or  consolidation  under state law using  stock of a parent  corporation  as consideration for the merger.

         In the  transactions  contemplated  within the Merger  Agreement,  FNB Wiggins  will merge under state law with and into The First with The First  surviving the  transaction.  The  aggregate  fair market value of the First
Bancshares Common Stock portion of the Merger  Consideration will, on the Effective Date of the Merger,  constitute at least fifty  percent  (50%) of the total fair market value of the Merger  Consideration  exchanged in the Merger
No consideration  other than cash and First  Bancshares  Common Stock will be issued as Merger  Consideration.  All of the  outstanding  shares of FNB Wiggins  Common  Stock shall be retired in the  transaction  and The First shall continue  to be a  wholly-owned  subsidiary  of First  Bancshares.  Following  the  transactions,  The  First  will continue to conduct its and FNB Wiggins's historic banking  businesses using  substantially all, if not all, of the companies'  historic  assets.  No less than 90% of the  existing  FNB Wiggins  shareholders  will  continue to own, indirectly  through their ownership of First Bancshares  Common Stock, the stock of FNB Wiggins.  Accordingly,  the
Merger should constitute a tax-free "A"  reorganization as set forth in Code Section  368(a)(1)(A) and Code Section
368(a)(2)(D).

[         ], 2006

IV.      OPINION

         In reliance upon the foregoing facts and the  representations  of the parties to the Merger  transactions, and based upon our review of such  documents and  consideration  of such legal  matters as we have deemed  relevant and  sufficient  to enable us to render an  informed  opinion,  we are of the opinion  that the federal  income tax consequences of the proposed Merger will be as follows:

         1.       Provided  the  proposed  merger of FNB Wiggins  with and into The First  qualifies as a statutory merger under  applicable  state or federal law, the acquisition by The First of all of the assets of FNB Wiggins  solely in exchange for the First  Bancshares  Common Stock and cash,  wherein the
                  First  Bancshares  Common  Stock  constitutes  at least 50% of the total fair market value of all
                  Merger  Consideration,  will  constitute  a  reorganization  within the  meaning of Code  Section
                  368(a)(1)(A).  First  Bancshares,  The  First  and  FNB  Wiggins  will  each  be  "a  party  to a reorganization" within the meaning of Code Section 368(b).

         2.       No gain or loss will be  recognized  to FNB  Wiggins on the  transfer of all of its assets to The
                  First,  and the assumption by The First of the  liabilities of FNB Wiggins and the liabilities to which the transferred assets are subject (Code Sections 361(b)(1)(A) and 357(a)).

         3.       No gain or loss will be  recognized  to The  First  upon the  receipt  by The First of all of the assets of FNB Wiggins and the  assumption by The First of the  liabilities of FNB Wiggins and the liabilities to which the transferred assets are subject (Rev. Rul. 57-278, 1957-1 C.B. 124).

         5.       The basis of the assets of FNB Wiggins in the hands of The First will be, in each  instance,  the same as the basis of those  assets in the hands of FNB  Wiggins  immediately  prior to the Merger
                  (Code Section 362(b)).

         6.       The  holding  period of FNB  Wiggins'  assets in the hands of The First will,  in each  instance, include the period during which such assets were held by FNB Wiggins (Code Section 1223(2)).

         7.       Gain,  if any,  will be realized by the FNB Wiggins  shareholders  who receive  First  Bancshares
                  Common  Stock  and cash in  exchange  for  their  FNB  Wiggins  Common  Stock.  Such gain will be recognized,  but not in excess, in each instance,  of the sum of such cash received (Code Section
                  356(a)(1)).  If the exchange has the effect of the  distribution of a dividend  (determined  with the  application of Code Section  318(a)),  then the amount of the gain recognized that is not in excess of the FNB Wiggins  shareholder's  ratable  share of  undistributed  earnings  and profits will be treated  as a  dividend  (Code  Section  356(a)(2)).  The  determination  of whether  the
                  exchange   has   the   effect   of  the   distribution   of  a   dividend   must  be  made  on  a
                  shareholder-by-shareholder  basis in accordance  with the principles set forth in Commissioner v.
                  Clark,  489 U.S. 726 (1989),  Rev. Rul. 93-61,  1993-2 C.B. 118, and United States v. Davis,  397
                  U.S.  301 (1970).  The  remainder,  if any, of the gain  recognized  will be treated as gain from the  exchange of  property.  No loss will be  recognized  on the  exchange of FNB Wiggins  Common
                  Stock for the First Bancshares Common Stock and cash (Code Section 356(c)).

         8.       No gain or  loss  will be  recognized  by  First  Bancshares  or The  First  as a  result  of the cancellation of the FNB Wiggins Common Stock.

         9.       The basis of the First  Bancshares  Common  Stock to be received by the FNB Wiggins  shareholders
                  (including  any  fractional  share  interests  to which  they may be  entitled)  will be, in each instance,  the  same as the  basis  of the FNB  Wiggins  Common  Stock  surrendered  in  exchange therefor,  decreased  by the amount of cash  received,  and  increased  by (i) the amount that is treated as a dividend,  and (ii) any gain  recognized on the exchange (not  including any portion of the gain that is treated as a dividend) (Code Section 358(a)(1)).

[         ], 2006

         10.      The  holding  period of the First  Bancshares  Common  Stock to be  received  by the FNB  Wiggins shareholders  (including  any  fractional  share  interests to which they may be  entitled)  will include,  in each case,  the period  during  which the FNB Wiggins  Common Stock  surrendered  in exchange  therefor  was held,  provided  that the FNB Wiggins  Common  Stock is held as a capital asset in the  hands  of the FNB  Wiggins  shareholder  on the date of the  Merger  (Code  Section
                  1223(1)).

         11.      The  payment  of  cash  to FNB  Wiggins  shareholders  in  lieu of  fractional  shares  of  First
                  Bancshares  Common  Stock will be treated for federal  income tax  purposes as if the  fractional shares  were  distributed  as part of the  reorganization  exchange  and then  redeemed  by First
                  Bancshares.  The cash  payments  will be treated as having  been  received  as  distributions  in redemption of such stock,  subject to the  provisions  and  limitations of Code Section 302 (Rev.
                  Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

         We  have  qualified  our  opinions  by  reference  to  the  Code,  the  Treasury  Regulations  promulgated thereunder,  and existing judicial and administrative  interpretations  thereof. In so opining, we have relied upon the foregoing  facts and  representations  and have reviewed such documents and have  considered such legal matters as we have deemed  relevant and  sufficient  to enable us to render an informed  opinion.  We have also relied,  to some extent,  on the oral  representations  and  statements of  representatives  of the parties with respect to the foregoing  factual  determinations.  While we have not been  requested nor have we  undertaken to make  independent investigations to verify such  representations and statements,  based upon our discussions with  representatives of the parties and our limited  review of certain  background  material,  we believe that it is  reasonable  for us to rely on such representations and statements.

         Our opinion is limited to the specific  opinions  expressed  above, and no other opinions are intended nor should they be  inferred.  An opinion of counsel has no binding  effect upon the Service and no  assurances  can be given that the conclusions  reached in any opinion will not be contested by the Service,  or if contested,  will be sustained by a court.

         The opinions we have  expressed  above are based on the facts and  representations  outlined  herein being correct in all  material  respects as of the dates  indicated or at the time of the  proposed  transactions  as the case may be. In the event that one or more of the facts or  representations  are incorrect  for any such time,  our opinion would likely be  substantially  different than that expressed above.  Moreover,  by rendering this opinion, we do not  obligate  ourselves  to update our opinion due to  subsequent  events  which may arise after the date of this  opinion.  We note that the  Certificates  attached  hereto as Exhibits  are an integral  part of this opinion letter.

         The opinion  expressed  herein is for the sole  benefit of First  Bancshares,  The First and FNB  Wiggins, together  with their  respective  shareholders,  and is not to be  delivered  to or relied  upon by any other party without our prior written consent.

         Notwithstanding  the  foregoing,  we hereby consent to the use of this draft form of opinion as an exhibit to the  Registration  Statement  and to the  reference  to our  firm  under  the  caption  "Legal  Matters"  in the
Prospectus contained in the Registration Statement.

                                                     Very truly yours,

                                                     WATKINS LUDLAM WINTER & STENNIS, P.A.